EX-99.1

Teléfonos de México, S.A. de C.V. A Mexican Company

MATERIAL FACT

Teléfonos de México, S.A de C.V. (“TELMEX”), as controlling shareholder of Embratel Participações S.A. (“EMBRAPAR”), in reference to the request for registration of a tender offer for cancellation of the registration of EMBRAPAR as a public company through TELMEX’s wholly owned subsidiary Telmex Solutions Telecomunicações Ltda. (“Telmex Solutions”) and with the intermediation of UNIBANCO – União de Bancos Brasileiros S.A., announced through the Material Fact dated May 8, 2006 (“Tender Offer”), announces to the public that the Brazilian Securities and Exchange Commission (“CVM”) has determined that the registration of the Tender Offer will be conditioned upon the receipt of a favorable opinion of Agência Nacional de Telecomunicações – ANATEL (“ANATEL”).

CVM has also given TELMEX the option to convert the Tender Offer into a voluntary tender offer under different procedures (“Voluntary Tender Offer”), which would not be conditioned upon the receipt of a favorable opinion of ANATEL. According to CVM’s decision, the Voluntary Tender Offer would result in the cancellation of the registration of EMBRAPAR as a public company if (1) a certain level of participation by EMBRAPAR shareholders in the Voluntary Tender Offer were reached and (2) a favorable opinion regarding the cancellation of the registration of EMBRAPAR as a public company were rendered by ANATEL, either before or after the conclusion of the Voluntary Tender Offer.

TELMEX reaffirms its intention to proceed with the registration of the Tender Offer, although it is evaluating the alternative of conducting a Voluntary Tender Offer. In the coming days, Telmex will release a new material fact announcing how it expects to proceed.

Neither TELMEX nor Telmex Solutions has commenced the Tender Offer to which this communication relates, and the Tender Offer is still subject to CVM’s approval. Holders of EMBRAPAR’s shares and/or American Depositary Shares should read the Tender Offer Statement and the other documents relating to the Tender Offer that are filed with the Securities and Exchange Commission (“SEC”) in the United States when they become available, because they will contain important information. A Portuguese translation of these documents will be filed with CVM. This material will also be available free of charge on the SEC’s website at www.sec.gov.

Rio de Janeiro, July 24, 2006

Teléfonos de México, S.A. de C.V.